June 9, 2025

Praveer Melwani
Chief Financial Officer
Figma, Inc.
760 Market Street, Floor 10
San Francisco, CA 94102

       Re: Figma, Inc.
           Amendment No. 1 to the Draft Registration Statement on Form S-1 Submitted May 27, 2025
           CIK No. 0001579878
Dear Praveer Melwani:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 9, 2025 letter.

Amendment No.1 to the Draft Registration Statement on Form S-1
Consolidated Statements of Operations Data, page 22

1. Revise the line item description "Less: net loss attributable to participating securities"
       to Less: net income attributable to participating securities. Capitalization, page 85

2. Please revise the amount presented in the total capitalization line item to exclude the amount presented in the cash, cash equivalents, and marketable securities line item and double-underline your cash, cash equivalents, and marketable securities balance so that it is clear that cash, cash equivalents, and marketable securities is not part of your total capitalization.
 June 9, 2025
Page 2

Management's Discussion and Analysis
Net Dollar Retention Rate, page 103

3. We note your revised disclosure in response to prior comment 9 indicating that you experienced a decline in your net dollar retention rate throughout 2023 as macroeconomic pressure impacted seat expansion. Please expand your disclosure to:
           describe the macroeconomic pressure and explain how it impacted seat expansion;
           clarify whether or not the macroeconomic pressure continues to be present; and
           discuss the impact of customer or seat contraction on your net dollar retention rate, if any.
Contractual Obligations and Commitments, page 124

4. We note the tabular presentation of your consolidated principal cash obligations as of
       March 31, 2025. We further note your disclosure that the total future minimum lease payments associated with the March 6, 2025 amended lease agreement are not included in the operating lease commitments presented in the table. However, when compared to the operating lease commitments as of December 31, 2024 disclosed on page 104 of your prior filing on April 15, 2025, it appears that the future minimum lease payments may be included. Please revise your disclosure, as appropriate, or advise us.
       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Larry Spirgel at 202-551-3815
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Ran D. Ben-Tzur